November 24, 2009

BY EDGAR AND HAND DELIVERY

Ms. Sonia Gupta Barros

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Chesapeake Lodging Trust

Registration Statement on Form S-11

File No. 333-162184

Dear Ms. Barros:

Our client, Chesapeake Lodging Trust, a Maryland real estate investment trust (the “Company”), today has filed Amendment No. 2 (“Amendment No. 2”) to the Company’s Registration Statement on Form S-11 (File No. 333-162184) (the “Registration Statement”). As filed, Amendment No. 2 has been marked to show changes from the Company’s filing of Amendment No. 1 to the Registration Statement with the Securities and Exchange Commission (the “Commission”) on November 6, 2009. We have enclosed with this letter a marked copy of Amendment No. 2.

This letter responds to the comments from the Commission staff (the “Staff”), received in a letter dated November 20, 2009 (the “Comment Letter”), with respect to Amendment No. 1 to the Registration Statement, and the changes reflected in Amendment No. 2 include those made in response to the Comment Letter.

For your convenience, set forth in italics below are your numbered comments, with the Company’s responses immediately following. All references in this letter to page numbers and captions correspond to the page numbers and captions in Amendment No. 2. Defined terms used herein but not otherwise defined have the meanings given to them in Amendment No. 2.

General

1.	We note your response to our prior comment 1. Your disclosure on page 1 refers to your senior executive officers “founding Highland Hospitality Corporation.” Because of the overlap in

Securities and Exchange Commission

November 24, 2009

the “founders” of Highland and your founders, we consider Highland to be a “program” for which you must provide the disclosure required by Item 8 and Appendix II of Guide 5.

The Company acknowledges this comment and has revised the disclosure in the prospectus accordingly. Please see the revised disclosures on pages 10, 17, 45 and 83-88 of Amendment No. 2.

2.	We also note your proposed supplement with additional information relating to Highland’s historical financial results. Please note that the prior performance disclosure you provide for Highland should conform as closely as possible to the requirements in Item 8 and Appendix II of Guide 5. Where you have provided alternative disclosure, please provide us an explanation.

The Company acknowledges this comment and has endeavored to provide information that conforms as closely as possible to these requirements. The Company respectfully notes that Guide 5 was originally created for use by real estate limited partnerships rather than public real estate investment trusts, and many of the line items included in the Guide 5 appendices do not correspond to financial information reported by companies like Highland. Accordingly, in both the Item 8 “Summary” and in the Appendix II performance tables, the Company has disclosed what it considers to be the most closely analogous reported financial information contained in Highland’s SEC filings. The Company has omitted Table II because no such compensation was paid to Highland or its officers or directors from any of the activities about which Table II seeks to elicit such compensation information. The Company also notes that while it has not included Table V of Appendix II in the prospectus, it has disclosed information about Highland’s sale in 2007 on an aggregated basis in its summary disclosures, reflecting the material information relating to property sales otherwise required by Table V.

3.	Please note that your response to our prior comment 6 is under review by the Division of Investment Management.

The Company acknowledges this comment.

4.	We note that you have identified and are evaluating several potential acquisition opportunities involving upper upscale hotels. Please provide more specific details regarding such potential acquisitions, including the disclosure required by Item 504 of Regulation S-K.

The Company has revised its disclosures on pages 1, 44 and 57 of the prospectus regarding potential acquisition opportunities. The disclosures contained in Amendment No. 1 were intended to convey only that, in anticipation of completion of the offering and as a matter of prudent and customary business practices, the Company’s senior executive officers have begun to evaluate a wide range of prospective acquisition opportunities. The Company has removed the disclosures referenced in the Staff’s comment from Amendment No. 2 because the Company has not identified any particular property for acquisition beyond the preliminary evaluation phase and because no acquisition is probable or imminent. As a result, the Company respectfully submits that it is not in a position to provide any further details regarding any specific acquisition opportunity in response to this comment, nor is any added disclosure warranted or appropriate under Item 504 of Regulation S-K.

Securities and Exchange Commission

November 24, 2009

Our business, page 42

5.	We note your response to our prior comment #23 and your amended disclosure. As you state in the risk factor entitled “We may not succeed in managing our growth …,” please state that your senior executive officers are your only current employees.

The Company has revised its disclosure on page 45 of the prospectus in response to this comment.

Our team, page 42

6.	We note your response to our prior comment #24 and your amended disclosure. Please describe in additional detail your methodology for calculating the total return of 127%. Additionally, please balance your discussion of Highland with any adverse business developments or conditions.

The Company acknowledges this comment and has revised the disclosure on page 45 in the prospectus to include such additional detail and add cautionary language to clarify that similar returns to those produced by Highland cannot be assured in the future.

Relationship with Hyatt, page 43

7.	Please tell us how the sourcing agreement with Hyatt will be accounted for including what value has been assigned and your method for determining such value.

Please be advised that no consideration, aside from the mutual agreements of the parties contained therein, was ascribed to the sourcing agreement. In support of this position, the Company respectfully notes that, as disclosed on page 13 and 45 of the prospectus, Hyatt is not obligated to refer any potential acquisition opportunities to the Company, and there can be no assurance that the agreement will result in the consummation of any transaction between the Company and Hyatt. Accordingly, the Company does not believe that the sourcing agreement has any value, and the Company will not be accounting for it as an asset or liability.

Certain relationships and related transactions, page 80

Restricted common shares and other equity based awards, page 80

8.	You disclose that the restrictions on the performance-based restricted shares will lapse upon your achievement of specified performance metrics. Please additionally describe such performance metrics.

The Company has revised its disclosure on pages 73-74 of the prospectus in response to this comment.

Balance Sheet, page F-3

9.	We have reviewed your response to prior comment 33. In future filings, including any further amendments to this Form S-11, please revise your disclosure to include this information.

The Company acknowledges the Staff’s comment and has revised its disclosure on page F-5 of the prospectus in response to this comment.

Securities and Exchange Commission

November 24, 2009

Item 36. Financial Statements and Exhibits, page II-3

10.	We note your response to our prior comment #36. As noted in the prospectus, you have entered into a sourcing relationship with Hyatt under which you will offer Hyatt the exclusive right of first offer to manage or franchise each hotel you acquire and plan to re-brand. Also, concurrently with the offering, you expect to sell Hyatt up to 4.9% of the common shares to be outstanding after the offering. Additionally, you have already negotiated a form of franchise agreement and a form of management agreement with Hyatt that you may use, subject to the completion of definitive agreements. Given these facts, it appears that Item 601(b)(10) of Regulation S-K requires you to file the currently negotiated “forms of” agreements with Hyatt as such agreements are material to you and are to be performed in whole or in part at or after the filing of the registration statement. Please file such forms of agreements. Finally, please disclose the material features of the franchise agreement and management agreement in your prospectus.

The Company has revised the disclosure on pages 46-47 of the prospectus in response to the Staff’s comment to disclose the material terms of the forms of franchise and management agreements and has filed the forms of agreement as exhibits 10.15 and 10.16 to Amendment No. 2.

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The Company respectfully believes that the proposed modifications to the Registration Statement are responsive to the Staff’s comments. If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at 703-610-6170.

Very truly yours,

/s/ Kevin L. Vold
Kevin L. Vold

cc:	James L. Francis
James E. Showen, Esq.
Jay L. Bernstein, Esq.
Andrew S. Epstein, Esq.